GOLDEN CYCLE, LLC
4025 Crooked Hill Road
Harrisburg, Pennsylvania 17110

                                                              March 23, 1998

Mr. Joseph Piazza
President and Chief Executive Officer
Global Motorsport Group, Inc.
16100 Jacqueline Court
Morgan Hill, California 95037

Dear Mr. Piazza:

         Golden Cycle, LLC is prepared to acquire Global Motorsport Group, Inc. for a cash purchase price of $18 per share. Based upon our review of publicly available information, we believe the $18 price is a full and fair one. Our offer is subject to negotiation of a definitive merger agreement which would contain customary terms and conditions. Our financial advisor, Jefferies & Company, Inc., has advised us that they are highly confident in their ability to arrange the financing for our cash acquisition of the company. We would very much appreciate the opportunity to negotiate all terms of a transaction, including the price, with you and your Board of Directors.

         Wholly apart from our willingness to negotiate all aspects of a possible offer based on what we know about Global Motorsport Group today, we also recognize that there may be values inherent in the company which we are unable to perceive without access to nonpublic information and the assistance of you and your management team. Accordingly, we would request that any pertinent information which is available to your management or is made available to your investment bankers or third parties for the purpose of evaluating or pursuing alternative transactions be made available to us as well, so that any offer and its terms may be formulated with the full benefit of a level and illuminated playing field. We would naturally agree to execute a customary confidentiality agreement with respect to the confidential information supplied to us.

         While we are committed to working with you and your Board of Directors and pursuing a negotiated transaction, we also believe that if you and your Board of Directors do not wish to proceed with negotiations or to provide us with an opportunity to conduct due diligence so that we can determine if there is greater value in the company, we will consider attempting to seek control of the Board of Directors through a consent solicitation which would elect directors committed to selling the company for the highest price reasonably available. In view of the possibility that the Board might seek to erect non-economic obstacles or impediments which prevent stockholders from having a fair opportunity to consider and respond to any offer we might make, we will be filing preliminary proxy materials with the Securities and Exchange


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Commission with respect to such a consent solicitation. We certainly hope that, consistent with its fiduciary responsibilities, the Board will not take such actions which would require us to pursue the proxy contest.

         We are filing a statement on Schedule 13D with the Securities and Exchange Commission today announcing our acquisition of approximately 10.4% of the outstanding Global Motorsport Group's shares.

         We and our advisors are prepared to meet promptly with the company's directors, management and advisors (or designated representatives) at their convenience in order to negotiate a mutually desirable and beneficial transaction.

         We look forward to hearing from you at your earliest convenience.

                                Very truly yours,

                                /s/ Alex Grass